SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

December 14, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of September 30, 2011,
together with the limited review report
on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets	1
•	Statements of income	5
•	Statements of changes in shareholders’ equity	7
•	Statements of cash flows	8
•	Notes to the financial statements	10
•	Exhibits A through L, N and O	43
•	Consolidated balance sheets	60
•	Consolidated statements of income	64
•	Consolidated statements of cash flows	65
•	Consolidated statements of debtors by situation	68
•	Notes to the consolidated financial statements with subsidiaries	70
•	Exhibit l to the consolidated financial statements with subsidiaries	77

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of September 30, 2011, and the related statements of income, changes in shareholders’ equity and cash flows for the nine-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of September 30, 2011, and the related consolidated statements of income and cash flows for the nine-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in Note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

4.
As further explained in Note 22, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above in order for them to be presented in accordance with accounting standards established by the BCRA and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards effective in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2010, and the statements of income, changes in shareholders’ equity and cash flows of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2010, which were presented for comparative purposes, we report that:

a)
On February 10, 2011, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2010, which included a qualified opinion due to differences between the application of the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2010.

b)
On November 4, 2010, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the nine-month period ended September 30, 2010, which included qualifications due to the differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)
As of September 30, 2011, the liabilities accrued in employee and employer contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 18,519,560, none of which was due as of that date.

City of Buenos Aires,
November 7, 2011

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CLAUDIO N. NOGUEIRAS
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 197 – Fo. 64

FINANCIAL STATEMENTS AS OF
SEPTEMBER 30, 2011

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:  Under No. 1,154 - By-laws book No. 2,
 Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:  30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Claudio N. Nogueiras
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2011	12/31/2010
ASSETS

A.	CASH
	Cash on hand	1,605,190	1,206,489
	Due from banks and correspondents
	Central Bank of Argentina	3,026,137	2,805,679
	Local Other	21,721	11,763
	Foreign	223,076	271,702
	Other	263	249
		4,876,387	4,295,882

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	349,031	377,865
	Government securities under repo transactions with Central Bank of Argentina	1,678,932	2,299,088
	Holdings booked at amortized cost	102,208	99,659
	Instruments issued by the Central Bank of Argentina	1,269,687	3,409,433
		3,399,858	6,186,045

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	353,020	335,970
	To the financial sector
	Interfinancing (granted call)	30,000	33,100
	Other financing to Argentine Financial Institutions	182,942	45,100
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	3,187	443
	To the non-financial private sector and foreign residents
	Overdrafts	3,244,007	1,984,571
	Documents	2,648,765	1,766,933
	Mortgage loans	1,052,419	873,671
	Pledge loans	610,184	345,269
	Personal loans	6,989,232	4,926,060
	Credit cards	2,233,348	1,470,396
	Other (Note 6.1.)	4,147,812	3,207,787
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	259,810	209,665
	less: Unearned discount	(41,158)	(28,644)
	less: Allowances (Exhibit J)	(493,573)	(470,730)
		21,219,995	14,699,591

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2011	12/31/2010
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	2,067,281	2,519,076
	Amounts receivable from spot and forward sales pending settlement	285,020	111,229
	Securities and foreign currency receivable from spot and forward purchases pending settlement	200,480	164,731
	Unlisted corporate bonds (Exhibits B, C and D)	245,803	220,554
	Receivables from forward transactions without delivery of underlying asset	7,430	2,840
	Other receivables not covered by debtors classification standards (Note 6.2)	554,089	548,262
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	37,244	36,897
	less: Allowances (Exhibit J)	(229,125)	(229,504)
		3,168,222	3,374,085

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases (Exhibits B, C and D)	311,378	244,186
	Accrued interest and adjustments (Exhibits B, C and D)	4,137	4,112
	less: Allowances (Exhibit J)	(5,455)	(5,968)
		310,060	242,330

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	589,693	512,881
	Other	51,979	47,495
	less: Allowances (Exhibit J)	(400)	(659)
		641,272	559,717

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	6,490	7,229
	Other (Note 6.3.)	429,468	544,465
	Accrued interest and adjustments on receivables from sales of assets (Exhibits B, C and D)	241	330
	Other accrued interest and adjustments receivable	604	290
	less: Allowances (Exhibit J)	(10,382)	(12,858)
		426,421	539,456

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	491,350	403,169

I.	OTHER ASSETS (Exhibit F)	216,407	179,295

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	90,406	100,945
	Organization and development costs	208,265	186,700
		298,671	287,645

K.	ITEMS PENDING ALLOCATION	1,353	3,907

TOTAL ASSETS		35,049,996	30,771,122

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2011	12/31/2010
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	5,301,753	4,225,266
	From the financial sector	17,435	15,610
	From the non-financial private sector and foreign residents
	Checking accounts	4,617,528	3,869,485
	Savings accounts	5,640,030	4,093,226
	Time deposits	8,613,902	7,989,567
	Investment accounts	141,039	177,135
	Other (Note 6.4.)	545,234	483,298
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	65,577	54,457
		24,942,498	20,908,044

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	1,767	1,798
	Banks and International Institutions (Exhibit I)	156,401	45,506
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	644,404	620,071
	Amounts payable for spot and forward purchases pending settlement	196,920	164,391
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,967,857	2,412,928
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing - (received call)	34,385	30,068
	Other financing received from Argentine financial institutions	15,945	17,278
	Accrued interest payables	17	25
	Receivables from forward transactions without delivery of underlying asset		755
	Other (Note 6.5. and Exhibit I)	1,188,135	1,125,211
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	42,938	46,083
		4,248,769	4,464,114

N.	OTHER LIABILITIES
	Other (Note 6.6.)	667,648	552,124
		667,648	552,124

O.	PROVISIONS (Exhibit J)	79,579	88,865

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	648,097	598,470

Q.	ITEMS PENDING ALLOCATION	5,130	6,663

TOTAL LIABILITIES		30,591,721	26,618,280

SHAREHOLDERS' EQUITY (As per related statement)		4,458,275	4,152,842

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		35,049,996	30,771,122

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2011	12/31/2010
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	17,428,521	12,003,089

Contingent	7,713,154	5,281,603
Credit lines obtained (unused portion)	18,000
Guarantees received	7,129,798	4,935,898
Other not covered by debtors classification standards	169	229
Contingent debit-balance contra accounts	565,187	345,476

Control	6,237,929	5,717,197
Receivables classified as irrecoverable	952,863	787,863
Other (Note 6.7.)	4,884,093	4,685,026
Control debit-balance contra accounts	400,973	244,308
Derivatives (Exhibit O)	3,477,438	1,004,289
Notional value of put options taken (Note 11.d))	45,787
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,725,831	555,897
Interest rate swap (Note 11.b))	158,035	157,066
Derivatives debit-balance contra accounts	1,547,785	291,326

CREDIT-BALANCE ACCOUNTS	17,428,701	12,003,089

Contingent	7,713,334	5,281,603
Credit lines granted (unused portion) covered by debtors classification standards (Exhibits B, C and D)	37,841	55,782
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	107,933	68,839
Other guarantees provided not covered by debtors classification standards	130,901	130,684
Other covered by debtors classification standards (Exhibits B, C and D)	288,512	90,171
Contingent credit-balance contra accounts	7,148,147	4,936,127

Control	6,237,929	5,717,197
Checks to be credited	400,973	244,308
Control credit-balance contra accounts	5,836,956	5,472,889

Derivatives (Exhibit O)	3,477,438	1,004,289
Notional value of put options sold (Note 11.c))	35,785	54,475
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,512,000	236,851
Derivatives credit-balance contra account	1,929,653	712,963

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2011	09/30/2010

A.	FINANCIAL INCOME
	Interest on cash and due from banks	137	242
	Interest on loans to the financial sector	9,441	7,808
	Interest on overdrafts	288,844	181,375
	Interest on documents	144,349	103,560
	Interest on mortgage loans	108,292	79,384
	Interest on pledge loans	58,496	36,764
	Interest on credit card loans	228,496	132,821
	Interest on financial leases	38,597	31,152
	Interest on other loans	1,435,091	951,588
	Net income from government and private securities (Note 6.8.)	342,334	744,731
	Interest on other receivables from financial intermediation	157	424
	Income from guaranteed loans - Presidential Decree No. 1,387/01	4,884	22,209
	CER (Benchmark Stabilization Coefficient) adjustment	3,969	38,502
	CVS (Salary Variation Coefficient) adjustment	268	554
	Difference in quoted prices of gold and foreign currency	196,364	115,452
	Other (Note 6.9.)	44,204	47,454
		2,903,923	2,494,020

B.	FINANCIAL EXPENSE
	Interest on checking accounts		3,449
	Interest on savings accounts	16,464	13,801
	Interest on time deposits	741,677	660,063
	Interest on interfinancing received loans (received call)	3,468	3,362
	Interest on other financing from Financial Institutions	5	5
	Interest on other liabilities from financial intermediation	47,821	46,904
	Interest on subordinated bonds	44,807	42,697
	Other interest	1,198	1,414
	CER adjustment	3,165	3,837
	Contribution to Deposit Guarantee Fund	29,405	23,310
	Other (Note 6.10.)	178,278	116,054
		1,066,288	914,896

	GROSS INTERMEDIATION MARGIN - GAIN	1,837,635	1,579,124

C.	PROVISION FOR LOAN LOSSES	153,399	79,174

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	79,460	50,793
	Related to deposits	787,930	541,693
	Other commissions	30,597	22,902
	Other (Note 6.11.)	401,532	232,657
		1,299,519	848,045

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		09/30/2011	09/30/2010

E.	SERVICE-CHARGE EXPENSE
	Commissions	75,541	52,398
	Other (Note 6.12.)	202,175	136,939
		277,716	189,337

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,056,694	789,996
	Directors' and statutory auditors' fees	30,017	25,288
	Other professional fees	57,408	53,336
	Advertising and publicity	53,011	36,852
	Taxes	87,482	68,290
	Depreciation of equipment	50,942	40,545
	Amortization of organization costs	39,953	28,921
	Other operating expenses (Note 6.13.)	213,789	163,391
	Other	17,413	14,480
		1,606,709	1,221,099
	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,099,330	937,559

G.	OTHER INCOME
	Income from long-term investments	91,132	72,338
	Penalty interest	23,102	20,457
	Recovered loans and allowances reversed	48,665	51,628
	CER adjustments	61	85
	Other (Note 6.14.)	66,430	60,133
		229,390	204,641

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	8	15
	Charges for other receivables uncollectibility and other allowances	19,720	16,868
	Amortization of differences related to court orders	13,342	12,474
	Depreciation and loss of other assets	1,416	2,989
	Goodwill amortization	10,539	6,792
	Other (Note 6.15.)	17,527	20,571
		62,552	59,709

	NET INCOME BEFORE INCOME TAX - GAIN	1,266,168	1,082,491

I.	INCOME TAX (Note 4.)	436,500	346,500

	NET INCOME FOR THE PERIOD - GAIN	829,668	735,991

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2011								09/30/2010
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Debt Instruments	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	764,140		211	2,390,745	4,152,842	3,358,801

Own shares reacquired							(7,767)	(7,767)

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 26, 2011 and April 6, 2010, respectively:

-Legal Earning Reserved				202,086			(202,086)

-Cash Dividends							(505,312)	(505,312)	(208,070)

-Normative Earning Reserved					58,146		(58,146)

-Tax on Personal Assets							(11,156)	(11,156)	(8,319)

Reversal of special reserve from Subordinated debt instruments					(46,906)		46,906

Net income for the period - Gain							829,668	829,668	735,991

Balances at the end of the period	594,485	398,750	4,511	966,226	11,240	211	2,482,852	4,458,275	3,878,403

(1) See Notes 3.3.q.2) and 9 and Exhibit K

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2011	09/30/2010
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.5.)
Cash at beginning of the fiscal year	4,548,311	4,139,611
Cash at end of the period	4,923,971	4,083,122
Net increase / (decrease) in cash	375,660	(56,489)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	2,413,091	1,554,729
Loans
To the financial sector	(128,046)	4,192
To the non-financial government sector	(9,762)	(13,880)
To the non-financial private sector and foreign residents	(4,234,809)	(764,363)
Other receivables from financial intermediation	212,129	(1,669,132)
Receivables from financial leases	(28,620)	70,412
Deposits
From the financial sector	1,837	(3,248)
From the non-financial government sector	992,676	1,378,339
From the non-financial private sector and foreign residents	2,265,608	1,241,616
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	523	(100,361)
Others (except liabilities included under financing activities)	148,901	94,032
Collections related to service-charge income	1,298,624	847,169
Payments related to service-charge expenses	(276,819)	(189,567)
Administrative expenses paid	(1,535,285)	(1,155,808)
Payment of organization and development costs	(65,135)	(54,902)
Net collections from penalty interest	23,094	20,442
Differences from payments related to court orders	(9,725)	(15,545)
Collections of dividends from other companies	4,332	19,591
Other collections related to other income and losses	53,220	55,818
Net payments from other operating activities	(13,636)	(178,441)
Payment of income tax	(137,032)	(660,640)
Net cash flows generated in operating activities	975,166	480,453

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2011	09/30/2010
Investing activities
Net payments for bank premises and equipment	(200,810)	(31,330)
Net collections / (payments) for other assets	39,997	(7,763)
Other payments for investing activities and irrevocable capital contribution		(141,856)
Net cash flows used in investing activities	(160,813)	(180,949)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(47,467)	(45,780)
Central Bank of Argentina
Other Other	(30)	(318)
Banks and International Institutions	109,926	(167,807)
Subordinated corporate bonds	(29,945)	(29,730)
Financing received from Argentine financial institutions	(1,338)	(1,239)
Payment of dividends	(505,312)	(208,070)
Other payments for financing activities
Own shares reacquired	(7,767)
Net cash flows used in financing activities	(481,933)	(452,944)

Financial income and holding gains on cash and cash equivalents	43,240	96,951

Net increase / (decrease) in cash	375,660	(56,489)

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of theses financial statements

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and in March 24, 2006, it listed its shares on the New York Stock Exchange.

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, and 2006, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., and Nuevo Banco Bisel S.A., respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, and August 2009, respectively.

During fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A. Additionally, during fiscal year 2010, the Bank acquired control over Banco Privado de Inversiones S.A. (see Note 2.6).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.) and Macro Fondos SGFCI S.A

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of September 30, 2011 and December 31, 2010, the deposits of the Misiones Provincial Government amounted to 1,187,646 and 900,550 (including 76,956 and 67,177 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of September 30, 2011 and December 31, 2010, the deposits of the Salta Provincial Government amounted to 1,134,325 and 719,785 (including 124,474 and 108,853 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of September 30, 2011 and December 31, 2010, the deposits of the Jujuy Provincial Government amounted to 906,209 and 516,077 (including 69,443 and 61,182 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. executed special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

In addition on June 30, 2010, the services agreement with the Tucumán Provincial Government was extended through July 8, 2021.

As of September 30, 2011, and December 31, 2010, the deposits of the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán in Banco del Tucumán S.A. amounted to 1,371,841 and 874,498 (including 340,104 and 298,841 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest.  The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” in which each hold 50% equity interest.  The purpose of such joint venture is to provide a comprehensive tax processing and management system for the province of Misiones, its administration and collection of taxes thereof.

As of September 30, 2011, and December 31, 2010, the net assets of such joint ventures recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 10,246 and 7,901, respectively.

Also, as of September 30, 2011, and 2010, the net income recorded through the method mentioned in the previous paragraph amounted to 24,830 and 12,669, respectively.

2.6.	Banco Privado de Inversiones S.A.

On March 30, 2010, the Bank entered into an agreement to purchase 100% of the shares of Banco Privado de Inversiones S.A. The Central Bank issued Resolution 198/2010 whereby it stated that there are no objections for the entity to acquire this capital stock and, additionally, to transfer 1% to Macro Fiducia S.A (former Sud Inversiones & Análisis S.A.) and 1% to Macro Securities S.A. Sociedad de Bolsa. This transfer was carried out during December 2010. .

On September 20, 2010, 100% of the capital stock of Banco Privado de Inversiones S.A. was transferred to the Bank, which paid USD 23.3 million, out of which USD 10.4 million is related to a guaranteed amount, as provided in the purchase agreement mentioned above.

As of such date, Banco Privado de Inversiones S.A.’s assets and liabilities amounted to 403,686 and 368,034, respectively; consequently, shareholders' equity amounted to 35,652. Therefore, the Bank booked a positive goodwill amounting to 56,205, which will be amortized in ten years pursuant to Central Bank rules.

On September 22, 2010, the Bank made an irrevocable capital contribution of 50,000 to Banco Privado de Inversiones S.A. as provided in Resolution No. 443 of the SEFyC (Financial Institutions and Foreign Exchange Regulatory Agency) dated September 15, 2010, which was subsequently capitalized by the Banco Privado de Inversiones shareholders’ meeting.

At the date of issuance of these financial statements, the National Commission of Competition Defense has not issued in this respect; however, Bank Management estimates that the situation will be resolved favorably.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and Argentine professional accounting standards (see Note 5).

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

3.1.	Comparative information

As required under Central Bank rules, the balance sheet as of September 30, 2011, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2011, are presented comparatively with those of the same period in the prior fiscal year.

By means of Communiqué “A” 5180, as supplemented, the Central Bank, introduced amendments to the accounting criteria of nonfinancial government sector securities and instruments issued by the Central Bank from March 1, 2011. As a result, certain accounts and items on the balance sheet as of December 31, 2010, and on the statements of income and cash flows for the nine-month period ended September 30, 2010, as well as the certain supplementary information, were reclassified due to the application of such communiqués solely for comparative purposes with these financial Statements.

3.2.	Restatement into constant pesos

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003, IGJ (Argentine regulatory agency of business associations) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3921.  Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003.  The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.3.	Use of estimates

The preparation of financial Statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.4.	Valuation methods

The main valuation methods used to prepare these financial statements were as follows:

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of the period- and the year,  respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank ´s dealing room. Foreign exchange differences were recorded in the statement of income for the period and fiscal year, respectively.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value and under repurchase agreements:

As of September 30, 2011, and December 31, 2010, they were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the statement of income for the period and fiscal year, respectively.

Additionally, as of December 31, 2010, the holding that the Central Bank reported at present value —which were booked, as of that date, under “Unlisted government securities”— were valued following the guidelines in Central Bank Communiqué “A” 4898, as amended, considering the present values reported by the Central Bank, book values and the use of the relevant offset accounts and those ones which are reclassified to this sub-item for comparative proposals.

b.2)	Government securities - Holdings booked at cost plus interest:

As of September 30, 2011, as set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security as of March 1, 2011, or the subsequent acquisition date, as the case may be.

As of December 31, 2010, as set forth in Central Bank Communiqué “A” 4898, as amended, those holdings were recorded at book value as of January 31, 2009, or the subsequent acquisition cost, net of the financial interests collected after that date and the related offset account. Accrued interest and, as the case may be, the adjustment resulting from applying the CER (benchmark stabilization coefficient) were booked in such offset account. As of December 31, 2010, these holdings were booked under “Unlisted government securities”.

As of September 30, 2011, the present value calculated by the Bank for these securities amounts to 102,259.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

Holdings in the proprietary portfolio and those received from repurchased agreements were valued according to the effective quoted market value for each instrument on the last business day of each period and year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings in the proprietary portfolio and those received from repurchased agreements with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were charged to income for the period and year, respectively.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As of September 30, 2011, and December 31, 2010, as set forth in Central Bank Communiqués “A” 4898, “A” 5180 and, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the specific acquisition value of each security, increased by accrued income including CER, net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of September 30, 2011, and December 31, 2010, the present value reported by the Central Bank for these securities amounted to 194,310 and 280,316, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Government securities - Holdings booked at amortized cost: as explained in note 3.4.b.2).

e.2)	Guaranteed loans: as explained in Note 3.4.c).

e.3)	Deposits and other assets and liabilities: They were adjusted by CER as of the last business day of the period- and year-end, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines, the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Deposits of Government securities

They were valued at the quoted price of each security effective on the last business day of each period and year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each period- and fiscal year, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.
Listed: they were valued at the effective quoted prices for each of them on the last business day of each period and year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

ii.	Unlisted: they were valued at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.
Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in Note 3.4.a), as the case may be.

ii.
Debt securities in Galtrust financial trust: they were valued as provided by Central Bank Communiqué “A” 5180, as amended, at the quoted price effective at the last business day of the period, in the appropriate proportion.

iii.
Certificates of participation in the Fideicomiso Financiero Suquía and Fideicomiso Financiero Bisel financial trusts: they were valued based on the cost paid by of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of the redemptions made by the abovementioned banks, in its capacity as beneficiary of the certificates  of participation. As of September 30, 2011, and December 31, 2010, an allowance was booked for the full amounts receivable booked on account of such certificates, as they were deemed unrecoverable.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

iv.
Other certificates of participation: they were stated at amortized value increased as the case may be, by interest accrued until the last business day of each period and year, respectively, translated into Argentine pesos according to the method described in Note 3.4.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations.

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of period-end and year-end, respectively, translated into pesos pursuant to the method described in Note 3.4.a), as the case may be.

i)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

As of September 30, 2011, and December 31, 2010, the effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their  characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre established contingent installments or automatic renewal clauses.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.2, as the case may be.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.2, as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 3.2, less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in Note 3.2 as the case may be, less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)
Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparos (constitutional rights protection actions) and the amount recorded under Central Bank rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

m)	Valuation of derivatives:

m.1)
Put options sold on BODEN 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period-end and year-end, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of each period end and year end, respectively. Differences in quoted market values were recorded in the statement of income as of the period and fiscal year, respectively.

m.4)	Put options purchased: valued at the agreed-upon exercise price.

See also Note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each period-end and year-end, respectively, converted into pesos pursuant to the method described in Note 3.4.a).

q)	Shareholders’ equity accounts:

q.1)
They are restated as explained in Note 3.2, except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2 was included in the "Adjustments to shareholders’ equity" account.

q.2)
Treasury stock: the purchase cost of treasury stock was debited from the “Unappropriated retained earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Treasury stock" (see also note 9 and Exhibit K).

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the period ended September 30, 2011, and 2010 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.5.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts as of September 30, 2011, December 31, and September 30, 2010:

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	09/30/2011	12/31/2010	09/30/2010

Cash	4,876,387	4,295,882	3,917,438
Government and private securities
Instruments issued by Central Bank	47,584	252,429	165,684
Cash and cash equivalents	4,923,971	4,548,311	4,083,122

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of September 30, 2011, and 2010, the Bank estimated an income tax charge of 436,500 and 346,500, respectively; hence, no minimum presumed income tax should be assessed for the years ended on such date.

Additionally, as of September 30, 2011, the Bank made income tax prepayments for 151,267 for the 2011 fiscal year, which were recorded in the "Other receivables" account.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Argentine current professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows.

5.1.	Valuation standards

The main items with differences in valuation matters as of September 30, 2011, and December 31, 2010, are as follows:

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to income	to equity		to income
Item	09/30/2011	12/31/2010	09/30/2011	09/30/2011	12/31/2010	09/30/2011

Government securities and assistance to the government sector (a)

Holdings of government securities booked at amortized cost	(792)	11,658	(12,450)	(1,258)	17,279	(18,537)

Instruments issued by the Central Bank booked at amortized cost	(2,237)	(17,750)	15,513	(2,310)	(18,427)	16,117

Guaranteed loans – Presidential Decree No. 1,387/01	(62,517)	(14,797)	(47,720)	(62,521)	(14,806)	(47,715)

Business combinations (b)

Acquisition of Nuevo Banco Bisel S.A.	(112,799)	(119,165)	6,366	(112,799)	(119,165)	6,366

Other	(68,771)	(71,453)	2,682	(68,771)	(71,453)	2,682

Interests in other companies (c)	6,357	8,600	(2,243)

Intangible assets – Organization and development expenses (d)	(48,657)	(52,273)	3,616	(49,831)	(53,544)	3,713

Deferred assets – Income tax (e)	56,027	35,195	20,832	64,101	40,131	23,970

Other assets (f)	2,636	1,680	956	2,636	1,680	956

Liabilities – Provisions (g)	(53,726)	(51,362)	(2,364)	(53,726)	(51,362)	(2,364)

Total	(284,479)	(269,667)	(14,812)	(284,479)	(269,667)	(14,812)

(a)
Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in notes 3.4.b.2), 3.4.b.4) and 3.4.c). Pursuant to professional accounting standards, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, Central Bank current regulations establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, although they do allow booking provisions to cover fluctuations in the valuation of certain instruments. Professional accounting standards require that assets in general be compared with their recoverable value every time financial statements are prepared.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(b)
Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to current professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that created such negative goodwill.

(c)	Subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., prepare its financial statements in conformity with Central Bank rules, which differ from professional accounting standards.

(d)
Intangible assets: the Bank and its subsidiaries capitalized under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the reimbursement of certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. According to current professional accounting standards, the Bank should reduce the book value of surpluses at the recoverable value.

(e)
Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following deferred tax method, recognizing (as a receivable or payable) the tax effect of temporary differences between book and tax valuation of assets and liabilities, and subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future.

(f)
The Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

(g)
The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

If professional accounting standards had been applied, the Bank’s shareholders' equity as of September 30, 2011, and December 31, 2010, would have decreased by around 284,479 and 269,667, respectively. On the other hand , income  for the periods ended September 30, 2011, and 2010, would have decreased by 14,812 and 202,842, respectively.

5.2.	Disclosure standards

a)
The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by professional accounting standards.

b)
The Bank did not disclose the income tax accrual offset by income tax prepayments. As required by professional accounting standards, the related items should be disclosed net when offsetting them in the future is legally possible and the entity is either intending or under an or obligation to do so.

c)
The Bank keeps under intangible assets positive goodwills (related to Banco del Tucumán S.A., Banco Privado de Inversiones S.A. and the merger of Nuevo Banco Bisel S.A.). According to professional accounting standards, considering the statements in Note 5.1.b) such goodwills should be disclosed under Goodwill.

d)	There are differences between the cash flow information disclosed and the requirements established by the professional accounting standard.

e)	The Bank has not presented the information on earnings per share, certain information about goodwill, related parties or other reporting requirements for nonbanking institutions.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		09/30/2011	12/31/2010

6.1)	Loans - Other

	Other loans	2,847,868	2,136,452
	Export financing and prefinancing	1,299,944	1,071,335
		4,147,812	3,207,787

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	Certificates of participation in financial trusts	286,702	287,524
	Debt securities in financial trusts	267,364	260,459
	Other	23	279
		554,089	548,262

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

		09/30/2011	12/31/2010

6.3)	Other receivables – Other

	Tax prepayments	154,442	311,012
	Sundry receivables	141,996	149,049
	Advanced prepayments	65,408	30,855
	Security deposits	57,058	44,280
	Other	10,564	9,269
		429,468	544,465

6.4)	Deposits - Other

	Expired time deposits	345,534	313,094
	Unemployment fund for workers of the construction industry	117,516	92,238
	Attachments	47,740	38,981
	Special deposits related to inflows of foreign funds	3,650	1,981
	Security deposits	1,785	1,956
	Other	29,009	35,048
		545,234	483,298

6.5)	Other liabilities from financial intermediation – Other

	Purchase financing payables	265,270	231,345
	Other payment orders pending settlement	235,592	401,481
	Collections and other transactions on account and behalf of others	213,685	134,163
	Other withholdings and additional withholdings	154,360	106,222
	Miscellaneus not subject to minimun cash requirements	88,355	67,503
	Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former
	Nuevo Banco Bisel S.A. (see Note 7 .1. f)	80,600	77,500
	Miscellaneous subject to minimum cash requirements	64,349	60,589
	Retirement pension payment orders pending settlement	54,939	28,825
	Other	30,985	17,583
		1,188,135	1,125,211

6.6)	Other Liabilities – Other

	Taxes payable	526,219	384,304
	Miscellaneous payables	54,995	58,868
	Salaries and payroll taxes payable	53,620	77,318
	Withholdings on salaries.	18,129	18,929
	Prepayment for the sale of assets	14,685	12,705
		667,648	552,124

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

		09/30/2011	12/31/2010

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

	Checks and securities in custody	2,644,401	3,018,156
	Checks not yet collected	1,324,388	916,897
	Checks and securities to be debited	513,656	296,668
	Managed portfolios (see Note 12)	319,935	336,034
	Checks and securities to be collected	81,713	117,271
		4,884,093	4,685,026

		09/30/2011	09/30/2010

6.8)	Financial income – Net income from government and private securities

	Net Income from government securities	313,822	716,213
	Net Income from participations in financial trusts	14,572	21,501
	Other	13,940	7,017
		342,334	744,731

6.9)	Financial income – Other

	Premiuns on reverse repurchase agreements with the financial sector	22,894	16,274
	Interest on loans for export prefinancing and financing	18,152	20,768
	Other	3,158	10,412
		44,204	47,454

6.10)	Financial expense – Other

	Turnover tax	165,685	104,929
	Premiums on repurchase agreements with the financial sector	9,012	6,131
	Other	3,581	4,994
		178,278	116,054

6.11)	Service-charge income – Other

	Debit and credit card income	241,380	145,901
	Service commissions – Joint ventures (see Note 2.5)	48,072	20,164
	Rental of safe deposit boxes	35,758	19,251
	Other	76,322	47,341
		401,532	232,657

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

		09/30/2011	09/30/2010

6.12)	Service-charge expense - Other

	Debit and credit card expense	104,911	54,477
	Turnover tax	48,918	27,276
	Commissions paid to lending agents	25,667	17,504
	Other	22,679	37,682
		202,175	136,939

6.13)	Administrative expenses – Other operating expenses

	Maintenance, conservation and repair expenses	66,290	52,511
	Security services	57,964	39,189
	Electric power and communications	39,263	32,115
	Leases	33,732	26,495
	Stationery and office supplies	8,524	6,787
	Insurance	8,016	6,294
		213,789	163,391

6.14)	Other income - Other

	Gain on transactions or sale of bank premises and equipment, and other assets	14,261	4,130
	Services provided to Banco del Tucumán S.A.	5,628	4,402
	Other adjustments and interest on other receivables	4,529	6,093
	Other	42,012	45,508
		66,430	60,133

6.15)	Other expense – Other

	Donations	6,201	5,250
	Turnover tax	2,213	2,248
	Other	9,113	13,073
		17,527	20,571

7.	RESTRICTED ASSETS

As of September 30, 2011, and December 31, 2010, the following Bank’s assets are restricted:

7.1.	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 28,287 and 40,598 (for a face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the Note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b)
Central Bank notes (NOBACs) for 94,684 and 22,097 for a face value of  93,195 and 21,410, respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (ROFEX) and Mercado Abierto Electrónico S.A. (MAE).

c)
Central Bank notes (NOBACs) for an amount of 6,207 and 7,844 (for a face value of 6,000 and 7,600), respectively, used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro, Small- and Medium-sized Enterprises (Mipymes) received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	Central Bank notes (NOBACs) for 4,287 and 5,501 (for a face value of 4,144 and 5,330), respectively, used to perform interest rate swap transactions, through Mercado Abierto Electrónico S.A. (MAE.).

e)
Central Bank notes (NOBACs) for an amount of 2,069 and 980 (for a face value of 2,000 and 950), respectively, used as security for the Credit Program for Production and Employment Development in the Province of San Juan (Communiqué “A” 769, as supplemented).

f)
Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points, maturing in 2014, for an amount of 80,247 and 79,200 (for a face value of 80,650 and 80,000) respectively, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of the price to that company and fulfillment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its settlement, which will be made before the expiration of the 15-year term since the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

g)	Other government and private securities for 342 and 482, respectively.

7.2.	Loans:

Agreements for loans backed by pledges and unsecured loans for 285 and 2,599, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

7.3.	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 340,869 and 260,331, respectively.

b)
Contributions to the Risk Fund of Garantizar SGR (mutual guarantee association) for 10,442 and 10,170, respectively, resulting from a contribution made by the Bank on December 21, 2009, in its capacity as contributory partner of that company. Such contribution may be fully or partially reimbursed once two and three years have elapsed from the date of contribution.

c)
Contribution to the Risk Fund of Macroaval SGR (mutual guarantee association) for 5,675 and 5,622, respectively, resulting from a contribution made by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two and three years have elapsed from the date of contribution.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

7.4.	Other receivables:

a)	Security deposits related to credit card transactions of 49,322 and 36,319, respectively.

b)	Other security deposits for 7,736 and 7,961, respectively.

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	09/30/2011	12/31/2010

ASSETS

Cash			3,213			3,213	3,090

Loans					135,053	135,053	51,676

Other receivables from financial intermediation				36,610		36,610	125,451

Receivables from financial leases				6,091	2,371	8,462	2,124

Other receivables							1,276

Items pending allocation	10					10	83

Total assets	10		3,213	42,701	137,424	183,348	183,700

LIABILITIES

Deposits		135	138	9,433	448,509	458,215	205,651

Other liabilities from financial intermediation		390		25,830		26,220	128,779

Total liabilities		525	138	35,263	448,509	484,435	334,430

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent							1,162

Debit-balance accounts –Control			8,203		103,091	111,294	382,288

Credit-balance accounts – Contingent	923			2,213		3,136	3,136

Credit-balance accounts – Derivates							99,413

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.		Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	09/30/2011	09/30/2010
INCOME / (LOSS)

Financial income		3			306	323 (2)	632	510
Financial expense	(3,209)					(8,601)	(11,810)	(4,606)
Service-charge income	21	1		7	50	1,233	1,312	642
Service-charge expense					(837)		(837)
Administrative expenses		(575)					(575)
Other income	5,988						5,988	4,762
Other Expense		(208	)(3)				(208)

Total income / (loss)	2,800	(779)		7	(481)	(7,045)	(5,498)	1,308

(1)
Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of September 30, 2011, and 2010, the net intermediation income from such transaction generated earnings for the Bank of around 98 and 32 respectively.

(3)
During December 2010 and July 2011, Banco Privado de Inversiones S.A. transferred loans to the Bank for a face value of 230,468 and 46,657, respectively. Additionally, during August 2011, loans were transferred to Banco Privado de Inversiones S.A. by Banco Macro S.A  for a face value of 38,479. These transactions did not generate significant gains.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2011, amounts to 594,485. Since December 31, 2007, the Bank’s capital stock has changed as follows:

As of December 31, 2007	683,979

- Capital stock decrease approved by the Shareholders’ Meeting of April 21, 2009 (a)	(60,000)

- Capital stock increase approved by the Shareholders’ Meeting of May 27, 2009 (b)	1,148

- Capital stock decrease approved by the Shareholders’ Meeting of September 10, 2009 (a)	(30,642)

As of September 30, 2011	594,485

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(a)
Related to 60,000,000 and 30,641,692, registered Class B shares, entitled to 1 vote each, with a face value of Ps 1 per share. These shares were acquired under, Law No. 17,811, section 68 as a result of the international macroeconomic context and fluctuations that the capital market went through in general.

(b)
Related to 1,147,887 of common, registered Class B shares, each one entitled to one vote, with a face value of Ps 1 per share, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the merger process with such bank.

On the other hand, as a result of the international macroeconomic context and the fluctuations of the capital markets in general, among other effects, the prices of local shares have been affected, including those of the Bank. Additionally, considering the Bank’s financial strength and in line with its commitment to shareholders, on September 15, 2011, the Board of Directors decided to authorize the repurchase of its own shares for up to 200,000 without exceeding the amount of 20,000,000 common registered Class B shares with a face value of Ps 1, each entitled to 1 vote. The maximum price payable was set at Ps 10 per share. Such authorization is effective through December 14, 2011.

Finally, on September 30, 2011, the Bank acquired 803,110 Class B shares, with a face value of Ps 1 and entitled to one vote, in the amount of 7,767. After period-ended and through November 2, 2011, such repurchases amounts to 2,157,483 of common shares for an amount of 19,695.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual value as of 09/30/2011		09/30/2011	12/31/2010

Subordinated – Class 1	USD	150,000,000	(a.1)	USD	150,000,000	648,097	598,470

Non Subordinated – Class 2	USD	150,000,000	(a.2)	USD	106,395,000	453,570	437,986

Non Subordinated – Class 3	USD	100,000,000	(a.3)	USD	63,995,000	203,716	198,478
Total						1,305,383	1,234,934

On September 1, 2006, and June 4, 2007, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As establish by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital  requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576.

The Bank used the funds derived from such issuance to grant loans.

a.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a. simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

a.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked Notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012) for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year.

Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) through a.3).

In addition, on April 26, 2011, the General Regular Shareholders’ Meeting approved the increase of the maximum amount of the Global Program for the Issuance of Simple Corporate Bonds, as mentioned before, from USD 700,000,000 (seven hundred million U.S. dollars) to USD 1,000,000,000 (one billion U.S. dollars), or its equivalent amount in other currencies, as stipulated in the original Program or any lower amount, as determined in due time by Bank Management.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Put options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.4.h.1), 3.4.h.2) and 3.4.m.

Positions of transactions effective as of September 30, 2011, and December 31, 2010, are as follows:

Transaction	09/30/2011	12/31/2010

Net liability of repurchase agreements	(1,801,233)	(2,248,852)

Net asset position of forward transactions without delivery of the underlying asset (a)	213,831	319,046

Interest rate swaps (b)	158,035	157,066

Position of put options sold on BODEN 2012 and 2013 coupons (c)	35,785	54,475

Position of put options taken (d)	45,787

Net income (loss) resulting from these transactions for the nine-months periods ended September 30, 2011, and 2010, amount to (loss) income:

Transaction	09/30/2011	09/30/2010

Premiums on reverse repurchase agreements	22,925	16,380

Premiums on repurchase agreements	(9,012)	(6,131)

Interest rate swaps	(1,316)	(2,764)

Forward foreign-currency transactions offset	862	8,076

Options	3,569	1,200

Total	17,028	16,761

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE.  The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

Additionally, as of December 31, 2010, the Bank had forward Badlar rate trading transactions, (offsetting sales and purchases) which are agreed through MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their listed price upon maturity; the underlying asset is not delivered or received.

(b)	Related to the following interest rate swap transactions:

b.1)
The Bank and the Central Bank agreed  swap agreements entitling the Bank to collect an a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of thousands of 115,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between April 30, 2012 and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in Central Bank Communiqué “A” 4776, as supplemented.

b.2)
Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires on September 27, 2018. The amount booked by the Bank is related to the residual principal amount of the loan of notional values of thousans of 43,035 and 42,066, respectively.

These amounts were booked in memorandum accounts.

(c)
Relates to put options on coupons of the Argentine Government bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)	Related to the following options:

d.1)
This is related to a put option taken of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series XIX and which may be received by the Bank as payment of the assignment value established in the assignment of rights agreement executed on July 28, 2011, with Banco de Servicios y Transacciones S.A. The initial price was set at 25,000, which will accrue a minimum applicable rate of 17.75%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. As of the date of the issuance of the financial statements, the option was not exercised.

d.2)
Put option taken on the loan portfolio transferred under an agreement executed on September 30, 2011, with Banco de Servicios y Transacciones S.A. The price was originally set at 19,989, which will accrue a minimum applicable nominal interest rate of 23% p.a.. The option may be exercised during a period of 60 running days since the disbursement. As of the date of issuance of the financial statements, the option was not exercised.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of September 30, 2011, and December 31, 2010, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,198 and 14,214, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy Provincial Government, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of September 30, 2011, and December 31, 2010, the loans portfolio managed accounts amounted to 42,552 and 42,603, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and the former Banco Macro S.A.. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of September 30, 2011, and December 31, 2010, the loans portfolio under management amounted to 67,116 and 62,885, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management”, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, Central Bank Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A.  In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of September 30, 2011, and December 31, 2010, the portfolio managed by the Bank amounted to 79,579 and 99,833, respectively.

e)	On June 30, 2006, the Bank and Macro Fiducia S.A (former Sud Inversiones & Análisis S.A.) entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.
As of September 30, 2011, and December 31, 2010, the portfolio managed by the Bank for principal and accrued interest amounted to 58,349 and 58,467, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

f)	As of September 30, 2011, and December 31, 2010, the Bank had under its management other portfolios for total amounts of 58,141 and 58,032, respectively.

13.	MUTUAL FUNDS

As of September 30, 2011, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and securities from the following mutual funds:

Fund	Interest in Mutual Funds	Shareholders’ equity	Assets (1)

Pionero Pesos	226,898,943	338,319	228,260

Pionero Renta Ahorro	71,150,336	126,591	126,548

Pionero Latam	1,938,238	7,642	6,479

Pionero F.F. – Fideicomiso Financieros	55,960,037	87,400	87,452

Pionero Renta	40,422,876	138,747	137,544

Pionero Acciones	1,386,673	3,248	2,977

Pionero Renta Dólares	6,757,851	13,476	10,889

Pionero América	369,134	1,688	1,524

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995.  The Bank holds a 9.9891% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10060 of April 04, 2011.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, must be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

15.1.	Financial trusts for investment purposes

As of September 30, 2011, and December 31, 2010, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 223,832 as of both dates) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial Trust	09/30/2011	12/31/2010

Certificates of participation:

TST & AF (a)	57,928	54,777

Tucumán (b)	63	63

Other (c)	4,879	8,852

Subtotal certificates of participation	62,870	63,692

Debt securities:

Underwriting agreements (d)	129,104	54,566

Created by Decree 976-01 (e)	53,442	51,763

San Isidro (f)	32,215	87,920

Chubut oil & gas royalties (g)	25,932	24,313

Galtrust (h)	17,728	32,874

Other	8,943	9,023

Subtotal debt securities	267,364	260,459

Total	330,234	324,151

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.).

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully dispose of.

As of September 30, 2011, and December 31, 2010, the Bank is a direct beneficiary of 53.34% of the certificates of participation issued by the TST & AF Trust (see also Note 7 .1.a) to the consolidated financial statements).

On January 20, 2011, TST & AF Trust acquired 100% of certificates of participation of San Isidro Trust

As per the latest accounting information available to date of the issuance of these financial Statements, corpus assets amounted to about 121,363.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(b)	Tucumán Trust

On August 31, 2005, Federalia S.A. de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”. The purpose of the trust  was to collect debt securities issued by the trust “Fideicomiso República” and settle the certificates of participation issued.

On June 6, 2008, partial settlements were made and part of the certificates were sold among the trust participants. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

According to the latest accounting information available to date of the issuance of these financial Statements, corpus assets amounted to about 8,875.

This trust will end with the full settlement of the certificates of participation.

(c)	Other

Including Bisel Trust, which was created within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, with assets transferred by former Banco Bisel S.A., and with Banco de la Nación Argentina being appointed as trustee (replaced by Macro Fiducia S.A. ( former Sud Inversiones & Análisis S.A.) since May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of September 30, 2011, and December 31, 2010, Banco Macro S.A. is beneficiary of 100% of the certificates issued by such trust. Additionally, an allowance was booked for the full amounts receivable booked on account of such certificates, since they were deemed unrecoverable.

(d)
It relates to prepayments towards the placement price of trust securities, made by the Bank through underwriting agreements such us Consubond, Tarjeta Shopping and Finansur, among others. The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon contribution (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(e)	Created by Presidential Decree 976-01 Trust

On September 13, 2001, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement that created the financial Trust “Fideicomiso Creado por Decreto 976-01”.

The purpose thereof is the development of projects, works, services and maintenance on road and railway infrastructure in rural and semirural areas, among others. The trust revenues (corpus assets) arise, mainly, from collecting tax on gas oil, equivalent to 22% of the price per liter. Such tax was created by Law No. 26,028 and its effective term was subsequently extended until 2024 by Law 26,422.L

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for less than 1% of the trust issues.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(f)	San Isidro Trust

On June 4, 2001, San Isidro Trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to the trustor.
Thus, the trust was required to sell the corpus assets in the same condition they were when received and use their proceeds to settle the certificates of participation in order of priority assigned to each. Subsequently, a real estate urbanization project was undertaken prior to the sale of the real property.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company.

Subsequently, the trust issued debt securities, which were subscribed by the Bank.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 102,384.

(g)	Fideicomiso Chubut oil & gas royalties

On July 06, 2010, the Province of Chubut (trustor) and Banco de Valores S.A. (trustee) entered into a trust agreement that created the financial trust “Fideicomiso Chubut regalías hidrocarburíferas” (Fideicomiso Chubut oil & gas royalties).

The purpose of such trust is to finance production projects, infrastructure works in the province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector. Trust revenues (corpus assets) arise mainly from credits resulting from the assignment, by the Province in favor of the trustee, of the rights on such oil & gas royalties collected by the appointed concessionaire (Pan American Energy LLC., Argentine Branch).

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for 4% of the trust issues.

(h)	Galtrust financial Trust

On October 13, 2000, Banco de Galicia y Buenos Aires S.A. (trustor) and First Trust of New York N.A., permanent representation in Argentina (financial trustee), organized Galtrust I financial trust. The purpose of the trust is to collect the corpus assets (Presidential Decree 1579/02 - secured bonds in Argentine pesos -BOGAR 2018) and settle the debt securities and certificates of participation issued.

BOGAR 2018 arise from the exchange of loans in US dollars granted by the trustor to several provincial governments in Argentina, secured with Federal Tax Revenue Sharing System, under Presidential Decree No. 1,579 issued on August 27, 2002.

As of the date of issuance of these financial statements, the Bank is the beneficiary of the 13% of the debt securities in force.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

According to the latest accounting information available as of the date of issue of these financial statements, the corpus assets managed totaled 6,219 as of both dates.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of September 30, 2011, and December 31, 2010, the trusts’ assets managed amount to 319,351 and 273,508, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration).

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes

(a)
Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of September 30, 2011, and December 31, 2010, the trusts’ assets managed amount to 350,821 and 254,567, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for September 2011 are listed below, indicating the balances as of month-end of the related accounts:

Item	09/30/2011

Cash

Cash on hand	1,605,190

Amounts in Central Bank accounts	3,026,137

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	340,869

Total	4,972,196

18.	TAX CLAIMS

AFIP (Federal Public Revenue Agency) has reviewed the tax returns filed by the Bank related to income tax and minimum presumed income tax for fiscal years prior to 2005.

Additionally, provincial tax authorities have reviewed other taxes (mainly turnover tax) for prior fiscal years.

The most significant claims arising from the previous paragraphs are detailed below:

a)
AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On June 29, 2009, and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

b)
The Buenos Aires City Tax Authorities attributed a turnover tax difference to Banco Macro S.A. for tax period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management and its legal and tax advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

Based on the volatility conditions in international financial markets during the last few years, Bank’s Management permanently monitors the changes in international market circumstances and at a local level in order to determine the possible actions to be taken and to identify the potential effects over its equity and financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As mentioned in Notes 3.4.l.2), under Central Bank Communiqués “A” 3916 and “A” 4686, as of September 30, 2011, and December 31, 2010, the Bank continued capitalizing in “Intangible assets” the amounts of 48,657 and 52,273 at stand-alone level, respectively, and a total of 50,707 and 54,680 at consolidated level, respectively, net of related amortizations with respect to the differences resulting from the payments of deposit-related court orders, and the estimates of the additional effects of the abovementioned Supreme Court decision.

Additionally, as of September 30, 2011, and December 31, 2010, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 9,268 and 9,818 at the stand-alone level, respectively, and a total of 14,396 and 14,473 at consolidated level, respectively. Considering what has been mentioned in Note 3.4.l.2), the Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
According to Central Bank provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be allocated to the legal reserve.

b)
Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s).

c)
Through Communiqué “A” 5072, the Central Bank established the general procedure to admit the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, inappropriated retained earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, amounts capitalized due to legal proceedings related to deposits, among other items.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of required capital minimum considering, for this purpose only, an increasing adjustment of 30% the required amount and deducting the abovementioned adjustments, the capitalized amount for minimum presumed income tax and the reserves used to compensate instruments representing long-term debt liable to forming part of the Bank’s computable equity.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

22	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2011 AND DECEMBER, 31 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Federal government bonds in US dollars at 7% - Maturity: 2015

	09/30/2011		12/31/2010	09/30/2011
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Federal government bonds in pesos at Badlar Private + 2,75% - Maturity: 2014		200,015	201,915	200,065		200,065
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		46,382	46,350	46,382		46,382
Federal government bonds in US dollars at Libor - Maturity: 2012		35,472	34,427	(416)	9,656	9,240
Secured bonds under Presidential Decree No. 1,579/02		29,180	40,724	28,987		28,987
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		16,914	17,498	16,914		16,914
Federal government bonds in pesos at variable rate - Maturity: 2013		6,346	7,523	6,346		6,346
Federal government bonds in pesos - Maturity: 2014		4,671	3,674	5,437		5,437
Discount bonds denominated in pesos - Maturity: 2033		2,422	889	3,422		3,422
Consolidation bonds in pesos - 7° serie - Maturity 01/04/2016		2,237		1,697		1,697
Consolidation bonds in pesos - 6° serie - Maturity 03/15/2024		1,958	19,163	539		539
Other		3,434	5,702	5,562	26,129	31,691

Subtotal holdings booked at market value		349,031	377,865	314,935	35,785	350,720

Government securities under repo transactions with Central Bank of Argentina
- Local
Discount bonds denominated in pesos - Maturity: 2033		1,678,932
Federal government bonds in US dollars at 7% - Maturity: 2013			2,299,088

Subtotal government securities under repo transactiones with Central Bank of Argentina		1,678,932	2,299,088

Holdings booked at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 02-16-2012	51,143	51,142		51,143		51,143
Province of Buenos Aires Treasury Bills in pesos - Maturity: 11-24-2011	51,116	51,066		51,066		51,066
Province of Buenos Aires Treasury Bills in pesos - Maturity: 03-31-2011			50,084
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-27-2011			49,575
Others

Subtotal Holdings booked at amortized cost		102,208	99,659	102,209		102,209

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2011 AND DECEMBER, 31 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2011		12/31/2010	09/30/2011
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-12		77,325
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-11		26,002
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-22-11		15,875
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-20-11			12,212
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-30-11			7,027
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		119,202	19,239

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-02-11		643		643		643
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-02-11			176,545
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-12-11			105,591
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-23-11			48,467
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-16-11			19,708
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-19-11			5,476

Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		643	355,787	643		643

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-09-11		493		493		493
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-04-12		482		482		482
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-02-11			147,361
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-09-11			2,016
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-16-11			1,951

Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		975	151,328	975		975

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 12-14-11		135,715		135,715		135,715
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-18-11			3,048

Subtotal Central Bank of Argentina Notes at market value - Own portfolio		135,715	3,048	135,715		135,715
Subtotal Instruments issued by the Central Bank of Argentina		256,535	529,402	137,333		137,333

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2011 AND DECEMBER, 31 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2011		12/31/2010	09/30/2011
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		256,535	529,402	137,333		137,333

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 06-08-11			18,313
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-13-11			9,083

Subtotal Central Bank of Argentina Notes - Under repo Transactions			27,396

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 11-09-11		492,077		492,077		492,077
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 11-23-11		263,121		263,121		263,121
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 10-05-11		207,193		207,193		207,193
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 10-12-11		34,191		34,191		34,191
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 10-19-11		10,311		10,311		10,311
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-04-12		5,753		5,753		5,753
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-14-12		506		506		506
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-26-11			610,879
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-05-11			502,915
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-26-11			472,384
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-11-11			409,140
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-13-11			309,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-13-11			303,436
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 02-16-11			203,937
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-30-11			40,319

Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio		1,013,152	2,852,635	1,013,152		1,013,152
Total Instruments issued by the Central Bank of Argentina		1,269,687	3,409,433	1,150,485		1,150,485
Total Government securities		3,399,858	6,186,045	1,567,629	35,785	1,603,414

Total government and private Securities		3,399,858	6,186,045	1,567,629	35,785	1,603,414
(1) Position without options as of September 30, 2011, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and  "spot and forward sales pending settlement". For the securities the book values of which differ from the market values, the latter is considered for the purposes of the calculation described above.

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2011	12/31/2010

COMMERCIAL

In normal situation	11,278,866	7,495,345
With Senior “A” guarantees and counter-guarantees	432,756	314,659
With Senior “B” guarantees and counter-guarantees	1,589,690	971,097
Without Senior guarantees or counter-guarantees	9,256,420	6,209,589

Subject to special monitoring	17,356	36,240
In observation
With Senior “B” guarantees and counter-guarantees	2,253	5,690
Without Senior guarantees or counter-guarantees	15,103	10,745
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees		547
Without Senior guarantees or counter-guarantees		19,258

Troubled	11,417	2,799
With Senior “B” guarantees and counter-guarantees	5,414	1,791
Without Senior guarantees or counter-guarantees	6,003	1,008

With high risk of insolvency	28,684	23,104
With Senior “B” guarantees and counter-guarantees	17,775	15,990
Without Senior guarantees or counter-guarantees	10,909	7,114

Irrecoverable	18,642	63,400
With Senior “B” guarantees and counter-guarantees	6,154	3,890
Without Senior guarantees or counter-guarantees	12,488	59,510

Subtotal Commercial	11,354,965	7,620,888

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2011	12/31/2010

CONSUMER

Performing	11,006,577	7,952,155
With Senior “A” guarantees and counter-guarantees	27,015	26,962
With Senior “B” guarantees and counter-guarantees	824,710	678,048
Without Senior guarantees or counter-guarantees	10,154,852	7,247,145

Low risk	139,142	94,445
With Senior “A” guarantees and counter-guarantees	26	75
With Senior “B” guarantees and counter-guarantees	7,790	8,794
Without Senior guarantees or counter-guarantees	131,326	85,576

Medium risk	77,873	64,009
With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	2,482	6,876
Without Senior guarantees or counter-guarantees	75,390	57,133

High risk	121,975	116,223
With Senior “A” guarantees and counter-guarantees		6
With Senior “B” guarantees and counter-guarantees	5,073	8,532
Without Senior guarantees or counter-guarantees	116,902	107,685

Irrecoverable	52,274	50,318
With Senior “B” guarantees and counter-guarantees	9,917	12,469
Without Senior guarantees or counter-guarantees	42,357	37,849

Irrecoverable according to Central Bank's rules	341	383
With Senior “B” guarantees and counter-guarantees	38	38
Without Senior guarantees or counter-guarantees	303	345

Subtotal Consumer	11,398,182	8,277,533
Total	22,753,147	15,898,421

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2011		12/31/2010
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,544,826	11.18	2,003,779	12.60
50 next largest customers	3,441,765	15.13	2,127,600	13.38
100 next largest customers	1,797,309	7.90	1,216,861	7.65
Other customers	14,969,247	65.79	10,550,181	66.37

Total	22,753,147	100.00	15,898,421	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	36	7,217	14,622	8,735	11,941	24,868	295,735	363,154

Financial sector		87,855	69,094	10,550	78,627	17,293	6,190	269,609

Non-financial private sector and foreign residents	247,604	5,995,123	2,774,319	2,389,860	2,764,288	2,879,171	5,070,019	22,120,384

Total	247,640	6,090,195	2,858,035	2,409,145	2,854,856	2,921,332	5,371,944	22,753,147

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

							Information on the issuer
	09/30/2011					12/31/2010	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	310,228	243,810	Financial institution	09-30-11	43,960	344,959	73,854
Banco Privado de Inversiones S.A.	Common	1	1	85,925,820	83,081	84,454	Financial institution	09-30-11	86,659	83,790	(1,367)
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	32,194	26,914	Brokerage house	09-30-11	12,886	31,360	4,425
Macro Fidusia S.A (former Sud Inversiones & Análisis S.A.)	Common	1	1	6,475,143	11,554	13,155	Services	09-30-11	6,567	11,583	516
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	2,440	1,765	Mutual funds management	09-30-11	1,713	12,486	3,351
Foreign
Macro Bank Limited	Common	1	1	9,816,899	195,795	184,060	Financial institution	09-30-11	9,817	195,795	11,736
Subtotal subsidiaries					635,292	554,158

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-10	23,599	66,210	19,034
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-10	7,200	8,715	500
Visa Argentina S.A.	Common	1	1	910,503	625	625	Business services	05-31-10	15,000	186,220	124,888
C.O.E.L.S.A.	Common	1	1	77,942	119	119	Financial Services	12-31-10	1,000	2,078	45
A.C.H. S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-10	650	219	(1,939)
Mercado Abierto Electrónico S.A.	Common	1,200	1	7	113	119	Electronic market	12-31-10	242	14,431	1,856
Macroaval S.G.R.	Common	1	1	30,500	30	31	Mutual guarantee association	12-31-10	250	6,060	101
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-10	10,250	25,994	5,896
Garantizar S.G.R.	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-10	8,480	278,680	2,615
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	331	314	Financial institution	12-31-10	1,113,144	2,771,331	167,954
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	245	231	Financial institution	12-31-10	1,113,144	2,771,331	167,954
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	13	12	Financial institution	12-31-10	1,113,144	2,771,331	167,954
Subtotal non-subsidiaries					4,816	4,791

Total in financial institutions, supplementary and authorized activities					640,108	558,949

In other companies
- Non-subsidiaries
In Argentina
Other					1,543	1,407
Foreign
SWIFT S.A.	Common	1	1	3	21	20	Services	12-31-10	724,852	1,574,289	78,734
Total in other companies					1,564	1,427

Total (1)					641,672	560,376

(1) As of September 30, 2011 and December 31, 2010,  the Bank booked allowances for impairment in value amounting for 400 and 659, respectively (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the period		Net book
Item	beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of the period

Bank premises and equipment
Buildings	267,290	6,339	40,349	916	50	8,615	304,447
Furniture and facilities	38,432	19,662		57	10	5,291	52,746
Machinery and equipment	83,153	41,404		41	5	27,816	96,700
Vehicles	14,294	2,936	36,490	7,043	5	9,220	37,457

Total	403,169	70,341	76,839	8,057		50,942	491,350

Other assets
Works in progress	35,785	16,657	(40,349)				12,093
Works of art	1,218						1,218
Prepayments for the purchase of assets	57,862	115,453	(163,206)	1,779			8,330
Foreclosed assets	11,704	41		1,406	50	169	10,170
Leased buildings	2,445				50	54	2,391
Stationery and office supplies	3,537	26,858		22,160			8,235
Other assets	66,744	1,508	126,716	20,109	50	889	173,970

Total	179,295	160,517	(76,839)	45,454		1,112	216,407

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at			Amortization for the period		Net book
Item	beginning of fiscal year	Increases	Decreases	Years of useful life	Amount	value at end of the period

Goodwill (a)	100,945			10	10,539	90,406

Organization and development costs (b)	186,700	74,860		5	53,295	208,265

Total	287,645	74,860			63,834	298,671

(a)
Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. acquisitions.

(b)
Includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2011		12/31/2010
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	5,500,059	22.05	4,130,232	19.75
50 next largest customers	1,856,967	7.44	1,804,474	8.63
100 next largest customers	1,060,355	4.25	1,044,370	5.00
Other customers	16,525,117	66.26	13,928,968	66.62

Total	24,942,498	100.00	20,908,044	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	19,357,117	3,358,910	991,783	1,152,010	82,573	105	24,942,498

Other liabilities from financial intermediation

Central Bank of Argentina	1,342					425	1,767
Banks and International Institutions	16,601	84,707	53,554	2,008			156,870
Non-subordinated corporate bonds		6,650	6,232	197,066		447,338	657,286
Financing received from Argentine financial institutions	34,950	835	1,252	2,505	5,010	35,382	79,934
Other	1,103,315	234	752	1,026	1,516	81,292	1,188,135

	1,156,208	92,426	61,790	202,605	6,526	564,437	2,083,992

Subordinated corporate bonds		17,422				630,675	648,097

Total	20,513,325	3,468,758	1,053,573	1,354,615	89,099	1,195,217	27,674,587

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	470,730	168,192	127,239	18,110	493,573
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	229,504	1,121	1,092	408	229,125
Receivables from financial leases
For uncollectibility risk	5,968	449		962	5,455
Investments in other companies
For impairment in value	659	203		462	400
Other receivables
For uncollectibility risk	12,858	3,227	5,427	276	10,382

Total allowances	719,719	173,192	133,758	20,218	738,935

PROVISIONS
Contingent commitments	784			84	700
For other contingencies	78,263	16,121	20,359	4,414	69,611
Difference from court deposits dollarization	9,818	540	1,090		9,268

Total Provisions	88,865	16,661	21,449	4,498	79,579

(1) See notes 3.4.f). and 3.4.o).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Own Portfolio (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236

Registered common stock B	583,249,498	1	582,446	803	583,249

Total	594,485,168		593,682	803	594,485

(1) See Note 9.

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	09/30/2011												12/31/2010
	Total Parent	Total per currency
	company and
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen		Swedish	Norwegian
Items	branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	krone	krone	Euro	Total
ASSETS
Cash	1,883,011	1,869,579	676	537	63	338	117	173	461	55	103	10,909	1,569,057
Government and private securities	54,213	54,213											2,353,322
Loans	3,104,309	3,104,049										260	2,358,553
Other receivables from financial intermediation	2,260,521	2,226,581										33,940	2,684,059
Receivables from financial leases	54,462	54,462											59,958
Investments in other companies	196,405	196,405											184,637
Other receivables	41,004	41,004											41,673
Items pending allocation	608	608											302

Total	7,594,533	7,546,901	676	537	63	338	117	173	461	55	103	45,109	9,251,561

LIABILITIES
Deposits	4,250,859	4,250,859											3,176,390
Other liabilities from financial intermediation	1,024,913	988,044	208	79		36				2	11	36,533	3,252,703
Other liabilities	2,326	2,326											3,267
Subordinated corporate bonds	648,097	648,097											598,470
Items pending allocation													3

Total	5,926,195	5,889,326	208	79		36				2	11	36,533	7,030,833

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,247,218	1,198,994										48,224	766,576
Control	818,636	806,011	292	44								12,289	1,175,862
Derivatives	43,035	43,035											42,066
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	377,753	270,107									1,095	106,551	137,901
Control	39	39											199

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Item	09/30/2011 (1)	12/31/2010 (1)

Loans
Overdrafts	4,244	252
Without Senior guarantees or counter-guarantees	4,244	252
Documents	33,143	18,747
Without Senior guarantees or counter-guarantees	33,143	18,747
Mortgage and pledge	1,345	2,205
With Senior “B” guarantees and counter-guarantees	1,345	1,889
Without Senior guarantees or counter-guarantees		316
Personal	211	41
Without Senior guarantees or counter-guarantees	211	41
Credit cards	5,757	9,887
Without Senior guarantees or counter-guarantees	5,757	9,887
Other	83,076	2,480
Without Senior guarantees or counter-guarantees	83,076	2,480

Total loans	127,776	33,612

Other receivables from financial intermediation	9,071	8,806

Receivables from financial leases	8,464	2,125

Contingent Commitments	7,924	12,733

Investments in other companies	635,987	554,742

Total	789,222	612,018

Allowances / Provisions	1,610	557

(1) As of September 30, 2011 and December 31, 2010 all debtors are classified in performing situation.

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF SEPTEMBER 30, 2011
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted daily
	Purpose of the				weighted	weighted	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	monthly	monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	17		35,785

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	3	3		45,787

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		1,901,407

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	2	1		1,776,439
							1
	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	2	2	1	723,403

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Foward	- own account	currency	of differences	in Argentina - Non-financial sector	2	2	30	733,721

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	3	3	30	4,268

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	84	90	43,035

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	50	31	30	115,000

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011	12/31/2010
ASSETS

A. CASH
Cash on hand	1,902,200	1,406,971
Due from banks and correspondents
Central Bank of Argentina	3,445,181	3,089,851
Local Other	22,144	17,446
Foreign	928,521	687,487
Other	263	249
	6,298,309	5,202,004

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings booked at market value	611,393	603,953
Government securities under repo transactions with Central Bank of Argentina	1,678,932	2,299,088
Holdings booked at amortized cost	111,021	103,682
Instruments issued by the Central Bank of Argentina	1,411,346	4,005,766
Investments in listed private securities	11,035	17,588
less: Allowances (Note 4.)		(3)
	3,823,727	7,030,074

C. LOANS
To the non-financial government sector	353,331	336,430
To the financial sector
Interfinancing - (granted call)	166,000	110,100
Other financing to Argentine financial institutions	196,672	45,100
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	3,262	501
To the non-financial private sector and foreign residents
Overdrafts	3,280,266	2,032,986
Documents	2,688,653	1,805,226
Mortgage loans	1,084,415	902,734
Pledge loans	611,790	347,321
Personal loans	8,439,324	5,802,442
Credit cards	2,400,098	1,553,183
Other	4,212,942	3,302,223
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	287,425	216,888
less: Unposted payments
less: Unearned discount	(42,783)	(30,121)
less: Allowances (Note 4.)	(527,850)	(514,910)
	23,153,545	15,910,103

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011	12/31/2010
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	2,103,918	2,545,880
Amounts receivable from spot and forward sales pending settlement	385,870	248,714
Securities and foreign currency receivable from spot and forward purchases pending settlement	229,679	77,567
Unlisted corporate bonds	257,810	279,306
Receivables from forward transactions without delivery of underlying asset	7,430	2,840
Other receivables not covered by debtors classification standards	640,690	642,223
Other receivables covered by debtors classification standards	39,196	40,280
less: Allowances (Note 4.)	(234,551)	(237,513)
	3,430,042	3,599,297

E. RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	307,850	249,081
Accrued interest and adjustments	4,200	4,339
less: Allowances (Note 4.)	(5,492)	(6,021)
	306,558	247,399

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	588	557
Other	10,918	10,789
less: Allowances (Note 4.)	(1,435)	(1,676)
	10,071	9,670

G. OTHER RECEIVABLES
Receivables from sale of assets	6,490	7,229
Minimum presumed income tax - Tax Credit	433
Other	482,917	602,123
Accrued interest and adjustments receivable on from sale of assets	241	330
Other accrued interest and adjustments receivables	604	290
less: Allowances (Note 4.)	(10,801)	(12,961)
	479,884	597,011

H. BANK PREMISES AND EQUIPMENT, NET	544,434	445,531

I. OTHER ASSETS	217,967	181,256

J. INTANGIBLE ASSETS
Goodwill	90,406	100,945
Organization and development costs	217,871	196,352
	308,277	297,297

K. ITEMS PENDING ALLOCATION	2,522	4,765

TOTAL ASSETS	38,575,336	33,524,407

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011	12/31/2010
LIABILITIES

L. DEPOSITS
From the non-financial government sector	6,790,357	5,216,109
From the financial sector	17,626	15,776
From the non-financial private sector and foreign residents
Checking accounts	5,284,911	4,178,758
Savings accounts	5,929,416	4,526,697
Time deposits	9,336,383	8,714,101
Investment accounts	141,808	178,010
Other	576,698	518,807
Accrued interest, adjustments, foreign exchange and quoted price differences payables	68,629	59,135
	28,145,828	23,407,393

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina
Other	1,925	1,877
Banks and International Institutions	156,401	45,506
Non-subordinated Corporate Bonds	644,404	620,071
Amounts payable for spot and forward purchases pending settlement	219,347	93,609
Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,078,564	2,561,740
Put options sold premiums		398
Financing received from Argentine financial institutions
Interfinancing (received call)	34,385	30,068
Other financing received from Argentine financial institutions	15,945	17,278
Accrued interest payables	17	25
Receivables from forward transactions without delivery of underlying asset		755
Other	1,241,857	1,173,873
Accrued interest, adjustments, foreign exchange and quoted price differences payables	42,938	46,083
	4,435,783	4,591,283

N. OTHER LIABILITIES
Fees	132	447
Other	745,285	633,244
	745,417	633,691

O. PROVISIONS (Note 4.)	101,622	105,830

P. SUBORDINATED CORPORATE BONDS	648,097	598,470

Q. ITEMS PENDING ALLOCATION	5,398	7,399

MINORITY INTERESTS IN SUBSIDIARIES	34,916	27,499

TOTAL LIABILITIES	34,117,061	29,371,565

SHAREHOLDERS' EQUITY	4,458,275	4,152,842

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	38,575,336	33,524,407

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011	12/31/2010
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	20,745,381	15,219,447

Contingent	7,936,091	5,542,009
Credit lines obtained (unused portion)	18,000
Guarantees received	7,353,830	5,197,200
Other not covered by debtors classification standards	169	229
Contingent debit-balance contra accounts	564,092	344,580

Control	8,503,638	7,835,246
Receivables classified as irrecoverable	981,078	845,119
Other	7,121,587	6,745,666
Control debit-balance contra accounts	400,973	244,461

Derivatives	3,477,601	1,022,181
Notional value of put options taken	45,787
Notional value of forward transactions without delivery of underlying asset	1,725,831	555,897
Interest rate swap	158,035	157,066
Derivatives debit-balance contra accounts	1,547,948	309,218

Trust activity	828,051	820,011
Trust funds	828,051	820,011

CREDIT-BALANCE ACCOUNTS	20,745,381	15,219,447

Contingent	7,936,091	5,542,009
Credit lines granted (unused portion) covered by debtors classification standards	39,342	57,533
Other guarantees provided covered by debtors classification standards	105,337	66,192
Other guarantees provided not covered by debtors classification standards	130,901	130,684
Other covered by debtors classification standards	288,512	90,171
Contingent credit-balance contra accounts	7,371,999	5,197,429

Control	8,503,638	7,835,246
Checks to be credited	400,973	244,461
Control credit-balance contra accounts	8,102,665	7,590,785

Derivatives	3,477,601	1,022,181
Notional value of call options sold		17,587
Notional value of put options sold	35,948	54,780
Notional value of forward transactions without delivery of underlying asset	1,512,000	236,851
Derivatives credit-balance contra account	1,929,653	712,963

Trust activity	828,051	820,011
Trust activity credit-balance contra accounts	828,051	820,011

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011	09/30/2010

A. FINANCIAL INCOME
Interest on cash and due from banks	137	246
Interest on loans to the financial sector	14,023	9,203
Interest on overdrafts	294,234	192,017
Interest on documents	149,131	106,099
Interest on mortgage loans	111,131	81,560
Interest on pledge loans	58,747	36,966
Interest on credit card loans	244,517	145,368
Interest on financial leases	38,799	31,983
Interest on other loans	1,655,499	1,097,485
Net income from government and private securities	387,235	774,765
Net income from options	1,052	613
Interest on other receivables from financial intermediation	518	695
Income from guaranteed loans - Presidential Decree No. 1,387/01	4,897	22,284
CER (Benchmark Stabilization Coefficient) adjustment	3,981	38,531
CVS (Salary Variation Coefficient) adjustment	268	554
Difference in quoted prices of gold and foreign currency	212,293	124,662
Other	51,089	59,681
	3,227,551	2,722,712

B. FINANCIAL EXPENSE
Interest on checking accounts	142	4,051
Interest on savings accounts	17,455	14,563
Interest on time deposits	800,282	699,885
Interest on interfinancing received loans (received call)	3,468	3,362
Interest on other financing from financial institutions	6	5
Interest on other liabilities from financial intermediation	47,821	46,904
Interest on subordinated bonds	44,807	42,697
Other interest	1,308	1,431
CER adjustment	3,165	3,837
Contribution to Deposit Guarantee Fund	32,287	25,345
Other	199,207	130,223
	1,149,948	972,303

GROSS INTERMEDIATION MARGIN - GAIN	2,077,603	1,750,409

C. PROVISION FOR LOAN LOSSES	164,264	86,166

D. SERVICE-CHARGE INCOME
Related to lending transactions	91,680	60,380
Related to deposits	839,979	583,848
Other commissions	30,705	22,970
Other	441,172	264,571
	1,403,536	931,769

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011	09/30/2010

E. SERVICE-CHARGE EXPENSE
Commissions	81,145	58,954
Other	218,932	145,859
	300,077	204,813

F. ADMINISTRATIVE EXPENSES
Personnel expenses	1,166,274	866,735
Directors' and statutory auditors' fees	36,827	30,597
Other professional fees	66,711	58,775
Advertising and publicity	55,038	38,119
Taxes	99,279	75,805
Depreciation of equipment	53,968	42,946
Amortization of organization costs	42,798	30,955
Other operating expenses	235,131	179,332
Other	19,753	16,984
	1,775,779	1,340,248

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,241,019	1,050,951

G. OTHER INCOME
Income from long-term investments	4,789	4,173
Penalty interest	23,397	20,879
Recovered loans and allowances reversed	58,307	53,542
CER adjustments	61	85
Others	62,474	58,393
	149,028	137,072

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	45	20
Charges for other receivables uncollectibility and other allowances	27,562	19,984
Amortization of differences related to court orders	14,044	12,968
Depreciation and loss of other assets	1,568	2,991
Goodwill amortization	10,539	6,792
Other	18,163	21,850
	71,921	64,605

MINORITY INTEREST IN SUBSIDIARIES	(7,444)	(5,231)

NET INCOME BEFORE INCOME TAX - GAIN	1,310,682	1,118,187

I. INCOME TAX	481,014	382,196

NET INCOME FOR THE PERIOD - GAIN	829,668	735,991

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011	09/30/2010
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at beginning of fiscal year	5,990,480	5,396,063
Cash at end of the period	6,602,032	5,564,091
Net increase / (decrease) in cash	611,552	168,028

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	2,443,802	1,422,499
Loans
To the financial sector	(195,958)	(14,419)
To the non-financial government sector	(9,588)	(13,677)
To the non-financial private sector and foreign residents	(4,644,069)	(702,407)
Other receivables from financial intermediation	663,515	(1,826,426)
Receivables from financial leases	(19,895)	73,232
Deposits
From the financial sector	1,862	(3,111)
From the non-financial government sector	1,490,438	2,062,791
From the non-financial private sector and foreign residents	2,419,216	981,424
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	270	(100,361)
Others (except liabilities included under financing activities)	(144,889)	127,597
Collections related to service-charge income	1,394,140	923,879
Payments related to service-charge expenses	(292,603)	(199,738)
Administrative expenses paid	(1,699,972)	(1,271,498)
Payment of organization and development costs	(68,321)	(56,997)
Net collections from penalty interest	23,359	20,863
Differences from payments related to court orders	(10,073)	(15,624)
Collections of dividends from other companies	2,460	4,516
Other collections related to other income and losses	52,737	51,720
Net payments from other operating activities	(39,364)	(133,366)
Payment of income tax / minimum presumed income tax	(175,413)	(700,413)
Net cash flows generated in operating activities	1,191,654	630,484

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011	09/30/2010
Investing activities
Net payments for bank premises and equipment	(205,283)	(35,104)
Net collections / (payments) for other assets	31,420	(7,379)
Payments for investment in another companies		(91,856)
Other collections for investing activities	5,765	15,854

Net cash flows used in investing activities	(168,098)	(118,485)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(47,467)	(45,780)
Central Bank of Argentina:
Other	48	(328)
Banks and International Institutions	109,926	(167,807)
Subordinated corporate bonds	(29,945)	(29,730)
Financing received from Argentine financial institutions	(1,338)	(1,239)
Payment of dividends	(505,339)	(208,124)
Other payments for financing activities
Own shares reacquired	(7,767)

Net cash flows used in financing activities	(481,882)	(453,008)

Financial income and holding gains on cash and cash equivalents	69,878	109,037

Net increase / (decrease) in cash	611,552	168,028

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011	12/31/2010

COMMERCIAL

In normal situation	11,539,300	7,762,398
With Senior “A” guarantees and counter-guarantees	444,298	322,597
With Senior “B” guarantees and counter-guarantees	1,594,877	1,001,760
Without Senior guarantees or counter-guarantees	9,500,125	6,438,041

Subject to special monitoring	17,356	36,240
In observation
With Senior “B” guarantees and counter-guarantees	2,253	5,690
Without Senior guarantees or counter-guarantees	15,103	10,745
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees		547
Without Senior guarantees or counter-guarantees		19,258

Troubled	11,417	2,799
With Senior “B” guarantees and counter-guarantees	5,414	1,791
Without Senior guarantees or counter-guarantees	6,003	1,008

With high risk of insolvency	28,684	23,104
With Senior “B” guarantees and counter-guarantees	17,775	15,990
Without Senior guarantees or counter-guarantees	10,909	7,114

Irrecoverable	18,642	63,400
With Senior “B” guarantees and counter-guarantees	6,154	3,890
Without Senior guarantees or counter-guarantees	12,488	59,510

Subtotal Commercial	11,615,399	7,887,941

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011	12/31/2010

CONSUMER

Performing	12,692,639	8,959,435
With Senior “A” guarantees and counter-guarantees	29,995	29,291
With Senior “B” guarantees and counter-guarantees	854,742	707,689
Without Senior guarantees or counter-guarantees	11,807,902	8,222,455

Low risk	149,407	101,963
With Senior “A” guarantees and counter-guarantees	26	76
With Senior “B” guarantees and counter-guarantees	8,003	8,995
Without Senior guarantees or counter-guarantees	141,378	92,892

Medium risk	83,809	72,172
With Senior “A” guarantees and counter-guarantees	1	1
With Senior “B” guarantees and counter-guarantees	2,482	6,928
Without Senior guarantees or counter-guarantees	81,326	65,243

High risk	135,736	143,096
With Senior “A” guarantees and counter-guarantees		8
With Senior “B” guarantees and counter-guarantees	5,115	8,532
Without Senior guarantees or counter-guarantees	130,621	134,556

Irrecoverable	53,037	54,455
With Senior “B” guarantees and counter-guarantees	9,948	12,750
Without Senior guarantees or counter-guarantees	43,089	41,705

Irrecoverable according to Central Bank's rules	346	412
With Senior “B” guarantees and counter-guarantees	38	38
Without Senior guarantees or counter-guarantees	308	374

Subtotal Consumer	13,114,974	9,331,533

Total	24,730,373	17,219,474

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of Financial Statements originally issued in Spanish - See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of September 30, 2011, and December 31, 2010, and (ii) the statements of income and cash flows for the nine-month periods ended September 30, 2011, and 2010, with the financial statements of the subsidiaries listed in note 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements. The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of September 30, 2011):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes		Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Banco Privado de Inversiones S.A. (a)	Common	85,925,820	99.154%	99.154%	99.994%	99.994%

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Macro Fiducia S.A (former Sud Inversiones & Análisis S.A. )	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.FCI S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)
Banco Privado de Inversiones S.A was consolidated into Banco Macrro S.A since September 20, 2010. Banco Macro S.A.’s indirect equity interest derives from Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.) and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 340).

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of Financial Statements originally issued in Spanish - See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos except for where indicated)

(c)	Consolidated with Macro Fondos S.G.F.C.I. S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.).

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)
Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the nine-month period ended September 30, 2011, and the year ended December 31, 2010.

b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)
The amounts of the accounts in the statement of income for the nine-month periods ended September 30, 2011, and 2010, were converted into pesos, as described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of September 30, 2011, considering the translation process mentioned above are as follows:
	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	245,226	1,031,051

Liabilities	198,658	835,256

Shareholders’ equity	46,568	195,795

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of Financial Statements originally issued in Spanish - See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos except for where indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of September 30, 2011:

	Banco Macro S.A.	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. consolidated

Assets	35,049,996	2,998,791	93,153	1,031,051	95,851	693,506	38,575,336

Liabilities	30,591,721	2,653,832	9,363	835,256	51,665	24,776	34,117,061

Shareholders’ equity	4,458,275	344,959	83,790	195,795	44,186	668,730	4,458,275

Income (loss)	829,668	73,854	(1,367)	11,735	5,600	89,822	829,668

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)
Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item in the statement of cash flows with the related balance sheets accounts as of September 30, 2011, December 31, and September 30, 2010:

	09/30/2011	12/31/2010	09/30/2010

Cash	6,298,309	5,202,004	4,797,348

Government and private securities

Holdings booked at market value	243,856	198,790	277,213
Instruments issued by Central Bank	59,867	589,686	489,530
Cash and cash equivalents	6,602,032	5,990,480	5,564,091

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of Financial Statements originally issued in Spanish - See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos except for where indicated)

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank´s stand alone financial Statements, the following shows the situation of the main subsidiaries.

As of September 30, 2011, and 2010, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 42,296 and 31,500, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of September 30, 2011, the Bank capitalized income tax prepayments for 20,325 for 2011 tax year, which were recorded in the "Other receivables" account.

As of September 30, 2011, and 2010, subsidiary Banco Privado de Inversiones S.A. did not set an income tax accrual as it estimated NOLs as of that date and, therefore, booked accrued minimum presumed income tax totaling 140 and 691, respectively. Additionally, as of September 30, 2011, and December 31, 2010, the subsidiary booked(i) a minimum presumed income tax credit of 3,563, which was fully accrued, (ii) a 341 credit tax for fiscal year 2010 and (iii) prepayments for an amount of 166 related to tax year 2011, which were booked under “Other receivables”.

3.	RESTRICTED ASSETS

In addition to the assests broken down in Note 7 to the stand-alone financial statements, certain assets are restricted as follows:

3.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of September 30, 2011, and December 31, 2010, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar ones for an amount of 36,148 and 25,254, respectively.

b)	Other receivables

As of September 30, 2011, and December 31, 2010, this includes other receivables in the amount of 5,056 and 4,984, respectively.

3.2.	Banco Privado de Inversiones S.A.:

a)	Other receivables from financial intermediation

As of September 30, 2011, and December 31, 2010, Banco Privado de Inversiones S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar ones and credit card customers’ consumptions abroad for an amount of 489 and 2,807, respectively.

b)	Other receivables

b.1)	As of December 31, 2010, it holds security deposits related to credit card transactions for 7,537.

b.2)	As of September 30, 2011, and December 31, 2010, includes other receivables for an amount of 57 and 1,014, respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of Financial Statements originally issued in Spanish - See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos except for where indicated)

3.3.	Macro Securities S.A. Sociedad de Bolsa:

Investments in other companies

As of September 30, 2011, and December 31, 2010, this includes other investments in other companies in the amount of 1,453.

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of September 30, 2011:

	Balances at beginning of		Decreases		Balances at
Item	year	Increases	Charge off	Reversals	end of period

Allowances

For government and private securities	3		3

For loans	514,910	179,359	145,752	20,667	527,850

For other receivables from financial intermediation	237,513	1,301	1,166	3,097	234,551

For receivables from financial leases	6,021	460		989	5,492

For investments in other companies	1,676	221		462	1,435

For other receivables	12,961	3,625	5,482	303	10,801

Total	773,084	184,966	152,403	25,518	780,129

Provisions

For contingent commitments	784			84	700

For other contingencies	90,573	24,033	23,173	4,907	86,526

Difference from court deposits dollarization	14,473	1,013	1,090		14,396

Total	105,830	25,046	24,263	4,991	101,622

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of Financial Statements originally issued in Spanish - See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos except for where indicated)

5.	DERIVATIVE FINANCIAL INSTRUMENTS

In addition to what was mentioned in Note 11 to the stand-alone financial statements, below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of September 30, 2011, and December 31, 2010:

Type of contract / underlying asset	09/30/2011	12/31/2010

Futures / Foreign currency	2,499,842	708,037

Repo transactions	1,999,180	2,481,016

Forwards / Foreign currency	737,989	74,712

Options / BODEN coupons	35,948	54,780

Swap / Other	158,035	157,066

Options / Other	45,787	17,587

Futures / Rate		10,000

Additionally, positions of transactions effective as of September 30, 2011, and December 31, 2010, are as follows:

Transaction	09/30/2011	12/31/2010

Net liability position of repurchase agreements	(1,899,006)	(2,479,037)

Net asset position of forward transactions without delivery of the underlying asset	213,831	319,046

Interest rate swap	158,035	157,066

Position of put options sold on BODEN 2012 and 2013 coupons	35,948	54,780

Position of put options taken	45,787

Position of call options sold		17,587
6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial Statements, as of September 30, 2011, and December 31, 2010, Banco del Tucumán S.A., manages the following portfolios:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2011
(Translation of Financial Statements originally issued in Spanish - See Note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos except for where indicated)

a)	the trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 8,723 and 9,651, respectively.

b)	the trust agreement Fideicomiso Financiero BATUC I for a total amount of 16,878 and 17,253, respectively.

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15 to the Bank’s stand-alone financial Statements, the subsidiaries have the following trust agreements as of September 30, 2011, and December 31, 2010:

7.1.	Financial trusts for investment purposes

Financial trust	09/30/2011(1)	12/31/2010(1)

Certificates of participation:

TST & AF (a)	47,155	42,404
Other	10,768	14,403
Total certificates of participation	57,923	56,807

(1)	Net of allowances in the amount of 5,261 and 7,161, respectively.

(a)	TST & AF trust

As of September 30, 2011, and December 31, 2010, Macro Bank Limited is the beneficiary of 46.66% of the certificates of participation issued by TST & AF Trust and, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 100% of them.

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the entities lending capacity.

As of September 30, 2011, and December 31, 2010, the trusts’ assets managed amount to about 1,177.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15.4 to the stand-alone financial statements, in these trusts the Bank only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of September 30, 2011, and December 31, 2010, the trusts’ assets managed amount to 639,423 and 631,296, respectively.

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011		12/31/2010
Name	Market value or Present Value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		200,015	201,915
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		46,382	42,466
Federal government bonds in US dollars at Libor - Maturity: 2012		42,695	46,350
Secured bonds under Presidential Decree No. 1,579/02		29,439	40,988
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		16,914	17,498
Consolidation bonds of social security payables in pesos – Fourth Series		7,982	7,029
Federal government bonds in pesos at variable rate - Maturity: 2013		6,346	7,523
Federal government bonds in pesos - Maturity: 2014		4,671	3,674
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		2,612	901
Discount bonds denominated in pesos - Maturity 2033		2,422	11,753
Others		8,059	25,066
Subtotal holdings booked at market value - Local		367,537	405,163
- Foreign
Treasury Bill - Maturity 12-08-11		210,221
Treasury Bill - Maturity 12-22-11		33,635
Treasury Bill - Maturity 01-06-11			198,790
Subtotal holdings booked at market value - Foreign		243,856	198,790
Subtotal holdings booked at market value		611,393	603,953
Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in Pesos - Maturity: 2033		1,678,932
Federal government bonds in US dollars at 7% - Maturity: 2013			2,299,088
Subtotal government securities under repo transactions with Central Bank of Argentina		1,678,932	2,299,088

Government securities at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 11-24-2011	51,116	51,066
Province of Buenos Aires Treasury Bills in pesos - Maturity: 02-16-2012	51,143	51,142
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015	5,745	5,972	2,455
Province of Tucumán bonds - First series in pesos - Maturity: 2018	2,550	2,841	1,565
Province of Buenos Aires Treasury Bills in pesos - Maturity: 03-31-2011			50,084
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-27-2011			49,575
Other			3
Subtotal government securities at amortized cost		111,021	103,682

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011		12/31/2010
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-12		152,073	83,923
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-12		26,002
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-02-12		23,025
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-22-12		15,875
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-20-11			12,212
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-30-11			7,027
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-27-11			7,514
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		216,975	110,676

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 11-02-11	643	643
Central Bank of Argentina Internal Bills in pesos - Maturity 02-02-11			310,016
Central Bank of Argentina Internal Bills in pesos - Maturity 01-12-11			229,455
Central Bank of Argentina Internal Bills in pesos - Maturity 01-05-11			54,888
Central Bank of Argentina Internal Bills in pesos - Maturity 03-23-11			48,467
Central Bank of Argentina Internal Bills in pesos - Maturity 02-16-11			19,708
Central Bank of Argentina Internal Bills in pesos - Maturity 01-19-11			19,415
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		643	681,949

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 11-09-11		493
Central Bank of Argentina Internal Bills in pesos - Maturity 01-04-12		482
Central Bank of Argentina Internal Bills in pesos - Maturity 03-02-11			147,361
Central Bank of Argentina Internal Bills in pesos - Maturity 01-26-11			35,897
Central Bank of Argentina Internal Bills in pesos - Maturity 02-09-11			20,801
Central Bank of Argentina Internal Bills in pesos - Maturity 03-16-11			1,951
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		975	206,010

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) - Maturity 12-14-11	151,920	151,920
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) - Maturity 05-18-11			3,048
Subtotal Central Bank of Argentina notes at market value - Own portfolio		151,920	3,048

Subtotal instruments issued by the Central Bank of Argentina		370,513	1,001,683

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	09/30/2011		12/31/2010
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		370,513	1,001,683

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-13-11			18,401
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 06-08-11			18,313
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-13-11			9,083
Subtotal Central Bank of Argentina Notes - Under repo Transactions			45,797

Central Bank of Argentina internal notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 11-09-11		494,146
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 11-23-11		288,733
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 10-05-11		207,193
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 10-12-11		34,191
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 10-19-11		10,311
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 04-04-12		5,753
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 03-14-12		506
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 01-05-11			567,409
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 01-26-11			513,541
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-13-11			303,436
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 02-16-11			203,937
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 03-30-11			40,319
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-26-11			610,879
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-11-11			409,140
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 04-13-11			309,625
Subtotal Central Bank of Argentina internal notes at amortized cost - Own portfolio		1,040,833	2,958,286
Total Instruments issued by the Central Bank of Argentina		1,411,346	4,005,766
Total Government securities		3,812,692	7,012,489

INVESTMENTS IN LISTED PRIVATE SECURITIES
Petroleo Brasileiro S.A. - Petrobras	11,035	11,035	17,588
Total investment in listed private securities		11,035	17,588

Total government and private securities (1)		3,823,727	7,030,077

(1)  As of December 31, 2010 the Bank booked allowances for impairment in value amounting for 3 .

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 14, 2011

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director